Filed pursuant to Rule 433
Registration No. 333-136224
Dated February 23, 2009
FINAL TERM SHEET
4.000% Notes Due 2014

Issuer:	Baxter International Inc.

Expected Ratings:	A3/A+/A (stable outlook / positive outlook / stable outlook)

Format:	SEC Registered

Ranking:	Senior Notes

Offering Size:	$350,000,000

Trade Date:	February 23, 2009

Settlement Date:	February 26, 2009 (T+3)

Maturity:	March 1, 2014

Interest Payment Dates:	Semi-annually on each March 1st and September 1st

First Pay Date:	September 1, 2009

Treasury Benchmark:	1.750% due 01/31/14

UST Spot (PX / Yield):	99-18 / 1.843%

Spread to UST:	+222 bps

Re-offer Yield to Maturity:	4.063%

Coupon:	4.000%

Issue Price:	99.716%

Day Count Basis:	30/360

Optional Redemption:	Make Whole + 35 bps

Minimum Denomination:	$2,000 x $1,000

CUSIP / ISIN:	071813AZ2 / US071813AZ23

Bookrunners:	Deutsche Bank Securities Inc. UBS Securities LLC Citigroup Global Markets Inc.
Co-manager:	Barclays Capital Inc.
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it. In the case of Deutsche Bank Securities Inc., you may request the prospectus by calling 1-800-503-4611; in the case of UBS Securities LLC, you may request the prospectus by calling 1-877-827-6444 ext. 561-3884; in the case of Citigroup Global Markets Inc., you may request the prospectus by calling 1-877-585-5407.